EXHIBIT 99.1

Key Highlights

NOVONIX Anode Materials

•
Continue to receive, install, and commission equipment at Riverside for the initial 3,000 tonnes per annum (“tpa”) of capacity by H1 2025 and to be operational in late 2025 in support of supply agreements with Panasonic Energy and KORE Power
•
Progressed discussions with the U.S. Department of Energy’s (“DOE”) Loan Program Office (“LPO”) on a potential Advanced Technology Vehicles Manufacturing Program (“ATVM”) loan for a prospective greenfield site
•
Received US$9.0 million in reimbursements from the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”) grant for the nine-months ended 30 September 2024
•
Continued discussions and qualification with Tier 1 cell manufacturers and automotive OEMs

NOVONIX Battery Technology Solutions

•
Entered Joint Development Agreement with CBMM, focused on niobium materials for improved Cathode Active Materials (“CAM”) performance
•
Entered Collaboration Agreement with ICoNiChem Widnes Limited (“ICoNiChem”), focused on sustainable CAM feedstock materials (Post-Quarter Event)
•
Published white paper focused on our cathode technology
•
Patent granted for graphite/silicon alloy composite material in Europe
•
Voltaiq and NOVONIX entered strategic partnership to drive efficiency and quality in the battery industry

NOVONIX Corporate Updates

•
Robert Long appointed as NOVONIX Chief Financial Officer (“CFO”)
•
Continued to progress the proposed public listing of Axon Graphite Limited which includes NOVONIX’s Mt Dromedary natural graphite project
•
Quarter-end cash balance of US$37.4 million

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
Brisbane, QLD 4000, Australia | novonixgroup.com	1

Message from the CEO

The third quarter of 2024 has been a period of steady progress and strategic execution for NOVONIX (or the “Company”). The following report provides a high-level overview of our key activities, accomplishments, critical milestones, and certain financial metrics.

This quarter, the Company progressed commercial discussions and qualification programs with potential customers for our high-performance, synthetic graphite products and continues to see strong demand for locally produced battery materials. NOVONIX continued to receive, install, and commission equipment at our Riverside facility towards our initial 3K tpa of production capacity which will start-up in the first half of 2025 to support our planned start of production for Panasonic Energy in late 2025.

NOVONIX also signed joint development agreements with CBMM and ICoNiChem to test their material inputs for lithium-ion batteries with the goal of developing cathode active materials with improved performance at a lower cost. Under the agreements, NOVONIX will use its patented all-dry, zero-waste synthesis process to synthesize, test, and analyze CAM that will incorporate CBMM’s suite of niobium products and ICoNiChem’s recycled feedstock materials. These input materials also have the potential to reduce certain battery material feedstocks and decrease the environmental impact of batteries. Our novel process continues to produce CAM that match performance of leading products on the market at a lower cost through more sustainable methods.

During the quarter we welcomed Robert Long to our executive management team as our new Chief Financial Officer. Mr. Long brings over 25 years of experience in finance and executive leadership with both public and private companies and we are fortunate to have him on the team.

Looking ahead to our fourth quarter, we remain focused on sustaining our growth trajectory and positioning the Company for continued success and the start of commercial scale production at Riverside in 2025. We are in ongoing discussions with potential customers to secure additional supply commitments for our anode facilities and continue to make our contribution to strengthen the local battery supply chain in North America.

Dr. Chris Burns, CEO, NOVONIX

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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NOVONIX Anode Materials

NOVONIX Anode Materials (“NAM”) is a leading domestic supplier of battery-grade synthetic graphite focused on large scale and sustainable production to advance the North American battery supply chain. Utilizing proprietary synthetic graphite process technology, R&D capabilities, and strategic partnerships, the Company is well-positioned to accelerate the transition to a cleaner energy future by helping to establish a competitive North American supply chain for synthetic graphite.

NAM has continued discussions with Tier 1 cell manufacturers and automotive OEMs for its high-performance synthetic graphite anode material. This quarter, new equipment was installed at the Riverside facility to support progress towards having 3,000 tpa of production capacity installed at Riverside by H1 2025 and additional equipment has been received and ordered to support the start of production by late 2025. Simultaneously, NAM is continuing to advance material innovation through its Joint Research and Development Agreement with LG Energy Solution, focused on developing synthetic graphite anode material for lithium-ion batteries.

The Company’s Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. It is slated to begin commercial production in late 2025 to support the Company’s offtake with Panasonic Energy and plans to grow output to 20,000 tpa to meet current customer commitments. Previously, the Company announced the MESC office of the DOE awarded the Company a US$100 million grant and selected the Company to receive a US$103 million investment 48C tax credit towards the funding of the Riverside facility. The Company also received

Figure 1 NOVONIX Riverside Facility, Chattanooga, Tennessee

US$9.0 million in reimbursements from the DOE MESC grant for the nine-months ended 30 September 2024, and previously released unit economics (below).

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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Overview of Riverside Facility Unit Economics

$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
US$/KG
$6-8/Kg
$7-10/Kg
Up to
$0.45/Kg
Up to
$0.50/Kg
U.S. Government Programs
23-30% Margin
$1.60-$2.95/Kg
Operating Costs
Sales Price
DOE MESC
48C ITC
Operating Income

1. Operating Costs include raw materials, Riverside SG&A, labor, energy, maintenance, and depreciation. Cost and sale ranges are indicative of potential product types with different specifications. Margin includes the potential impacts of the 48C tax credit (expected to be monetized to support financing) and DOE MESC grant shown through reduced depreciation impact and excludes any potential benefit from Section 301 tariffs. Lower margin bound unchanged from previous lower target with potential implied value of 45X tax credit.

Figure 2 Expectations for Riverside facility when it reaches its targeted capacity of 20,000 tpa

The Company is also progressing plans to build a new production facility (in the southeastern United States) that will have an initial capacity of 30,000 tpa and plans to expand that facility to 75,000 tpa. NOVONIX has progressed discussions with the LPO for a potential ATVM loan to support the construction of this prospective production facility. The Company’s longer-term goal is to increase production capacity to at least 150,000 tpa of synthetic graphite to accommodate anticipated customer demand.

Panasonic Energy and KORE Power

The Riverside facility is receiving, installing, and commissioning equipment for the initial 3,000 tpa of capacity by H1 2025 and to be operational in late 2025 to support the supply agreements with Panasonic Energy and KORE Power. This available capacity will allow NOVONIX to finish qualification efforts with Panasonic Energy and KORE Power and move towards commercial production of synthetic graphite in late 2025.

The Panasonic Energy binding offtake agreement with NOVONIX is for the supply of at least 10,000 tonnes of high-performance synthetic graphite anode material over four years from 2025-2028. The material will be supplied to Panasonic Energy’s North American operations from our Riverside facility.

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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Under the KORE Power agreement, NOVONIX is the exclusive supplier of high-performance synthetic graphite anode material for KORE Power’s planned KOREplex facility in Arizona. This supply agreement targets an initial supply of 3,000 tpa, scalable to 12,000 tpa based on their needs and timing.

Figure 3 Path to commercial production at Riverside

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions (“BTS”) stands at the forefront of battery research and development. This division of NOVONIX, located in Nova Scotia, Canada, meets customer needs in two critical ways: battery testing equipment and research and development services. This quarter, BTS made improvements to its hardware offerings including its thermal chambers, which now provide higher current ranges, remote temperature control, and new cell form factors such as 4680 cylindrical cells. The BTS team continues to advance discussions with potential partners while fortifying its customer pipeline for its services and hardware including its Ultra-High Precision Coulometry (“UHPC”) systems. NOVONIX’s UHPC systems are designed for clients seeking state-of-the art battery testing equipment for their laboratory research, product development, and manufacturing environments.

In August, BTS hosted members of Canadian Parliament at its facility in Dartmouth, Nova Scotia. The Honourable Francois-Phillippe Champagne, Minister of Innovation, Science, and Industry, The Honourable Lena Metlege Diab, The Honourable Darren Fisher, and The Honourable Andy Fillmore met with Dr. Chris Burns and Lori Mcleod, President of BTS, to discuss the battery ecosystem in Canada and

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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the revolutionary solutions NOVONIX is providing to the battery industry. Ms. Mcleod also represented NOVONIX at Entrevestor Live 2024 in September where industry participants explored how North American companies, like NOVONIX, are driving innovation and building a thriving domestic hub for the battery industry.

Patent Granted for Graphite/Silicon Alloy Composite Material in Europe

In the third quarter, a European patent was granted for the graphite/silicon alloy composite material previously granted in Japan in the second quarter. This patent covers a new type of anode active material for lithium-ion battery applications combining a silicon alloy material within a graphite matrix and the method of making the same. Examination of additional patent members for this anode active material will take place over the coming months.

Strategic Partnership with Voltaiq

In October, Voltaiq, an industry leader in battery quality analytics software, and NOVONIX announced a strategic partnership aimed at revolutionizing the battery industry's approach to quality control and efficiency. NOVONIX had previously been developing its own data and analytics offering to support its needs and look at leveraging potential AI and machine learning integration. Through this partnership with Voltaiq, NOVONIX will work with Voltaiq to integrate these features into Voltaiq’s platform. The partnership represents a significant step forward in addressing industry challenges, combining Voltaiq's best-in-class battery quality analytics software with NOVONIX’s UHPC equipment, as well as its expertise in battery R&D and materials development.

Key highlights of the partnership include:

•
Integration of Voltaiq's advanced analytics platform into NOVONIX's battery materials development programs
•
Enhanced quality control and defect detection capabilities in gigafactories and battery research labs using best-in-class software and UHPC equipment
•
Improved efficiency in battery development cycles, leading to faster time-to-market for new battery technologies.

NOVONIX Cathode Materials

NOVONIX continues its strategic and commercial discussions with Tier 1 cathode manufacturers, cell manufacturers, and OEMs, regarding the Company’s cathode materials and patented1 technology while

1 June 27, 2024 – NOVONIX Granted Patent for All-Dry, Zero-Waste Cathode Synthesis/

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providing product samples to potential customers leveraging its 10 tpa pilot line. NOVONIX is committed to a phased commercialization strategy that leverages our existing expertise, strategic partnerships, and ongoing R&D to position our CAM processing technology to have a transformative impact on the lithium-ion battery sector.

This quarter, Dr. Mark McArthur, Director of Research & Development at NOVONIX, spoke at The Nickel Institute’s Battery Day and the 63rd Annual Conference of Metallurgists on our patented all-dry, zero-waste, cathode synthesis process.

Joint Development Agreement with CBMM

During the third quarter, NOVONIX and CBMM, the world leader in the production and commercialization of niobium products, announced the signing of a joint development agreement focused on nickel-based cathode materials. Under the agreement, NOVONIX will use its patented all-dry, zero-waste synthesis process to synthesize, test, and analyze CAM that will incorporate CBMM’s suite of niobium products with the goal of developing a CAM with improved performance at a lower cost.

NOVONIX will utilize its cathode pilot line and BTS capabilities to characterize the materials under the project through their physical and electrochemical performance, including building full scale pouch cells for benchmark evaluation. CBMM will provide various materials throughout the project to compare and demonstrate optimal performance in NOVONIX’s cathode powders. Upon successful completion of milestones during this one-year project, NOVONIX and CBMM may enter into an agreement for CBMM products to be integrated into NOVONIX’s production processes.

CBMM has invested US$80 million in establishing its first industrial-scale niobium oxide refining facility with the intent of providing battery makers with niobium. The facility is focused on niobium oxide applications for battery materials. The use of niobium oxide has been shown to improve the cycle life of NMC cathode materials, and it is expected to be a key material in CAM production. Before the end of 2024, CBMM aims to complete its first production from the 3,000 tpa facility.

Figure 4 NOVONIX Cathode Pilot Line, Nova Scotia, Canada. 13.5 m long roller hearth kiln (RHK)

Collaboration Agreement with ICoNiChem

In October, NOVONIX also announced the signing of a Joint Collaboration Agreement with ICoNiChem focused on the development of nickel-based CAM. ICoNiChem is an expert in transition metal chemistry

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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specialising in cobalt and nickel compounds made from 100% ethically source feedstocks to modern industries across the globe.

NOVONIX and ICoNiChem have been selected for funding under the 2024 Canada-UK critical minerals call for proposals, which is focused on advancing projects related to critical minerals essential for industries like renewable energy, electric vehicles, and electronics. To support their participation in the project, BTS is receiving advisory services and up to CAD $127,928 in funding from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), while ICoNiChem is receiving support through Innovate UK. The 2-year project, with a total budget of CAD $515,686 between NOVONIX and ICoNiChem, aims to further improve the sustainability of the NOVONIX all-dry, zero-waste technology by incorporating recycled metal feedstock, such as cobalt and nickel carbonates and oxides, into the process.

Upon successful completion of milestones, NOVONIX may enter into commercial agreements for ICoNiChem products with the goal of integrating recycled feed into its CAM production processes moving forward.

Cathode White Paper

NOVONIX has continued to produce various grades of mid- and high-nickel cathode material to specifications of potential commercialization partners and began sampling these pilot scale materials. A white paper was recently published to highlight the performance of its mid-nickel materials2 and the Company has previously shared the results3 of an independent engineering study by Hatch Ltd. that shows the potentially significant cost savings and waste reduction of this proprietary process compared to the conventional wet process. The NOVONIX process allows for flexible input materials, results in higher yields at a lower cost, eliminates process wastewater and sodium sulphate byproduct generation, and consumes less power than the current process.

NOVONIX Corporate

As a leading battery materials and technology company, NOVONIX continues to provide advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry. The company continues to offer revolutionary clean-energy solutions to the battery industry and is committed to its ongoing mission of developing innovative, sustainable technologies and high-performance materials. This

2 White Paper – An Evaluation of All-Dry, Zero-Waste Cathode Synthesis Technology on Mid-Nickel LiNi0.6Mn0.2Co0.2O2 (NMC622) at the Pilot Scale

3 September 11, 2023 – NOVONIX Announces Results of Engineering Study on Proprietary All-Dry, Zero-Waste Cathode Synthesis Process

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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quarter, NOVONIX has remained focused on developing technology to provide higher-performance battery materials through simpler, cleaner processes, making tremendous strides over the last decade.

Robert Long Appointed CFO

On September 1, 2024, Robert Long was appointed Chief Financial Officer (CFO) of NOVONIX, bringing over 25 years of experience in finance and executive leadership with both public and private companies. As previously announced, former CFO Nick Liveris joined the Company’s Board of Directors effective September 1, 2024.

To ensure a smooth transition of the CFO role to Mr. Long, Ron Edmonds, a seasoned finance leader and NOVONIX board member, assumed the interim role of Executive Officer – Finance on August 1, 2024. Mr. Edmonds’ experience in leadership roles at Dow Chemical, including as Chief Accounting Officer, will significantly contribute to NOVONIX’s continued growth.

Event Participation

This quarter, NOVONIX participated in the following additional events:

•
Jefferies hosted webcast with Dr. Chris Burns regarding the Company’s half-year results in August
•
Dr. Chris Burns presented at International Battery Materials Association (IBA) Conference in Halifax, Nova Scotia on September 9th
•
NOVONIX participated at H.C. Wainwright 26th Annual Global Investment Conference held in New York on September 10th and 11th

Brandon Hall Group HCM Excellence Awards

In August, the NOVONIX Leadership Development Program (LDP), thoughtfully designed and executed by Development Lab with the support of Cross Knowledge’s Learning Platform, was the recipient of two Gold Medals at the prestigious Brandon Hall Awards. These medals were for Best Hybrid Learning Program and Best Use of a Blended Learning Program. Brandon Hall Group™ is the only professional development company that offers data, research, insights and certification to Learning and Talent executives and organizations.

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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Axon Graphite Limited’s IPO Update

In April 2024, NOVONIX signed a Share Sale and Purchase Agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon Graphite”), a wholly owned subsidiary of Lithium Energy Limited (“Lithium Energy”). As a consideration for the transaction, NOVONIX will receive shares in Axon Graphite, subject to the completion of the parties’ due diligence enquiries, completion of the initial public offering (“IPO”) of Axon Graphite, and receipt of approval and admission of Axon Graphite to the Australian Securities Exchange ("ASX").

On September 9, 2024, NOVONIX and Lithium Energy provided an update[4] on the spin-out and IPO and

ASX listing of Axon Graphite, which encompasses the merger of the high-grade natural graphite assets of Lithium Energy (known as the Burke and Corella Deposits) and NOVONIX (known as the Mt Dromedary Deposit) to form a distinct vertically integrated Battery Anode Material business in Queensland, Australia[5].

As part of the IPO process, Axon Graphite has undertaken a review of NOVONIX’s Mt Dromedary Deposit (previously assessed in 20166) and provides the following updated Mineral Resource Estimate (MRE) for Mt Dromedary:

•
Total Mineral Resource of 7Mt at 14.5% Total Graphitic Carbon (TGC) for a total of 1.83Mt contained graphite (at a 5% TGC cut-off grade), comprising:
-
Indicated Mineral Resource of 8.3Mt at 15.2% for 1,260kt of contained graphite; and
-
Inferred Mineral Resource of 4.3Mt at 13.2% TGC for 570kt of contained graphite; and

Figure 5 Axon Graphite Limited Update – Mt Dromedary Graphite Mineral Resources Review

4 https://www.novonixgroup.com/axon-graphite-limited-update-mt-dromedary-graphite-mineral-resources-review/

5 Refer to NVX ASX Announcement dated 3 April 2024: NOVONIX Limited and Lithium Energy Limited to Combine Natural Graphite Interests with Intention to Take Combined Business Public and LEL ASX Announcement dated 3 April 2024: Merger of Lithium Energy and NOVONIX Natural Graphite Assets and Proposed Axon Graphite Limited Spin-Out and IPO

6 Refer to NVX ASX Announcement dated 20 October 2016: Upgraded Independent JORC Mineral Resource Estimate

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- Within the mineralization envelope, there is included a higher grade Total Mineral Resource of 5Mt at 18.4% TGC for 1.56Mt of contained graphite (at a 10% TGC cut-off grade).

The adoption of a 5% TGC cut-off grade for the updated Mt Dromedary MRE (previously reported at 4% TGC3) is now consistent with the 5% TGC cut-off grade adopted for the Burke and Corella Deposit MRE’s. The companies also note that the Competent Person who assessed the updated Mt Dromedary MRE also assessed the Burke and Corella MRE’s in 2023.The review of the Mt Dromedary MRE will also assist Axon Graphite in its post-IPO/listing resource development work.

Axon Graphite will seek to capitalize on expected growth in electric vehicle (EV) sales and battery-based grid scale energy storage systems over the coming decades, through the production and sale of graphite-based battery anode material, one of the key components of electric vehicle and grid storage batteries.

Financial Overview

Cash Balance

The Company’s cash balance as of 30 September 2024 was US$37.4 million.

Capital Expenditures

The Company invested US$7.5 million in property, plant and equipment during the third quarter of 2024, primarily for production assets at its Riverside facility in Tennessee to meet the 3,000 tpa of capacity by H1 2025 and a small portion for the cathode pilot line in Nova Scotia. NOVONIX received US$9.0 million in reimbursements from the grant awarded by DOE MESC for the nine months ended 30 September 2024.

This announcement has been authorized for release by NOVONIX Chairman,

Admiral Robert J. Natter, USN Ret

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle

NOVONIX LIMITED (ASX: NVX | Nasdaq: NVX) ACN 157 690 830 Level 38, 71 Eagle Street
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and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling of production at our Riverside facility, our collaborations with LG Energy Solution and other customers and strategic partners such as Voltaiq, CBMM and ICoNiChem, our ability to meet the demands of our existing and future customers, the expected economic impact of the DOE MESC grant and the 48C tax credit, our ability to obtain and benefit from additional government funding and other support, improving and growing our battery testing equipment and research and development services offerings, the continued investment in and promising results of our cathode synthesis technology and pilot line, realizing the potential value of the combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, and our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, and the impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully

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defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data

This Report contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry, and our business, involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

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30 October 2024 Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	30 September 2024

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000
1.	Cash flows from operating activities
1.1	Receipts from customers	2,494	6,109
1.2	Payments for
	research and development	(1,759)	(3,644)
	product manufacturing and operating costs	(636)	(2,852)
	advertising and marketing	(39)	(140)
	leased assets	-	-
	staff costs	(4,689)	(16,043)
	administration and corporate costs	(4,914)	(15,899)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	234	1,155
1.5	Interest and other costs of finance paid	(468)	(1,472)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	1,205	1,974
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(8,572)	(30,812)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	1

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	businesses	-	-
	property, plant and equipment	(7,537)	(17,022)
	investments	-	-
	intellectual property	-	-
	other non-current assets	(14)	(27)
2.2	Proceeds from disposal of:	-	-
(a) entities
	businesses	-	-
	property, plant and equipment	-	-
	investments	-	-
	intellectual property	-	-
	other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other:
	– Refunds / (payments for security deposits	701	(224)
	– Government grants	7,649	8,704
2.6	Net cash from / (used in) investing activities	799	(8,569)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	2

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

3.3	Proceeds from exercise of options	-	11
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(13)	(23)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(372)	(1,034)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(518)	(774)
3.10	Net cash from / (used in) financing activities	(903)	(1,820)

4.	Net increase / (decrease) in cash and cash equivalents for the period	47,133	78,713
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,572)	(30,812)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(799)	(8,569)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(903)	(1,820)
4.5	Effect of movement in exchange rates on cash held	576	(77)
4.6	Cash and cash equivalents at end of period	37,435	37,435
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	37,435	47,133
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	37,435	47,133

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	3

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		166
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	38,461	38,437
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	38,461	38,437

7.5	Unused financing facilities available at quarter end		24
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

·
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.55%. As of 30 September 2024 the facility has been fully drawn down.
·
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 30 September 2024. Interest rate is variable and is currently 7.55%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	4

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

·
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 30 September 2024, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
·
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 30 September 2024, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
·
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 30 September 2024, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
·
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 30 September 2024, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
·
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 30 June 2024. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(8,572)
8.2	Cash and cash equivalents at quarter end (item 4.6)	37,435
8.3	Unused finance facilities available at quarter end (item 7.5)	24
8.4	Total available funding (item 8.2 + item 8.3)	37,459

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	5

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A
8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance Statement

1. This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2. This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2024

Authorised by: By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	6

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	7

NOVONIX LIMITED ACN 157690830 Level 38, Eagle Street Brisbane, QLD 4000, Australia novonixgroup.com